UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Third Quarter 2020 Earnings Presentation.

NOVEMBER 11TH, 2020 3rd QUARTER 2020 EARNINGS WEBCAST

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

MAIN HIGHLIGHTS

3rd QUARTER 2020

OPERATIONAL

01
Successfully executed planned works despite COVID – major maintenance at La Plata refinery and CODs at YPF Luz.

02
Demand for refined products has been improving upon a gradual ease of the lockdown.

03
Stabilized oil & gas production sequentially – shale back at pre-pandemic levels – by gradually resuming activity.

04
Fully focused on achieving cost reductions to make us leaner and more efficient on a structural basis.

05
Active pricing strategy at the pump with monthly increases since August.

FINANCIAL & STRATEGIC

01
Actively managed our liquidity to mitigate currency exposure while minimizing cost of carry.

02
Cautiously optimistic about our short-term financing needs given liquidity available in the local market.

03
Maintaining production forecast of about -10% for 2020 and continue looking for ways to optimize our portfolio with strict capital allocation on core activities.

04
Growth prospects for 2021 are expected to require net new funding.

05
New Plan Gas expected to provide mid-term visibility and improve economics.

3

REVENUES NET DEBT CAPEX OPERATING COSTS BREAKDOWN In Millions of US$ In Millions of US$ In Millions of US$ -184 -514 In Millions of US$ -30% +20% -31% -70% +59% -60% -20% +1% CONTINUED PRIORITIZING FINANCIAL SUSTAINABILITY DESPITE IMPROVING CONDITIONS 2,259 1,786 1,807 7,358 5,568 Purchases + stock variations -19% OPEX Royalties + Taxes -24%

OPERATING MARGINS SHOWED SIGNS OF RECOVERY FROM HISTORICALLY LOW LEVELS

YPF

ADJUSTED EBITDA (1)

In Millions of US$


+13x Q/Q
-60% Y/Y
28
202
-83
148
97
392
-711
-319
Adj. EBITDA 2Q20 (2)
Upstream
Downstream
Gas & Power
Corporate & Eliminations
Adj. EBITDA 3Q20 (3)
D&A + other
Op. Income 3Q20

	Upstream	Downstream	Gas & Power	Corporate & Eliminations
Adj. EBITDA 3Q20 (3)	358	40	20	-26
Q/Q change	**130%**	**-68%**	**n.m.**	**n.m.**
Q/Q Main Drivers	(+) Prices (+) Lifting (−) Royalties	(+) Demand (−) Prices (−) Purchases	(+) Decree 1053 (in 2Q20) (+) Prices	(+) Results not transferred to 3rd parties
Y/Y change	**-44%**	**-81%**	**-43%**	**n.m.**

ADJUSTED EBITDA (1)

In Millions of US$


-57%
2,947
1,270
9M19
9M20

(1) Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects + one-off items.
(2) Adjusted EBITDA for 2Q20 includes stand-by costs for US$83 million, and a US$118 million provision related Decree No. 1053/2018, but excludes the impairment of PP&E for US$850 million, and the US$65 million gain related to the sale of an 11% stake in Bandurria Sur.
(3) Adjusted EBITDA for 3Q20 includes stand-by costs for US$65 million, charges related to the Voluntary Retirement Program for US$85 million, and a US$6 million provision related Decree No. 1053/2018, but excludes the impairment of intangible assets for US$ 19 million.

5

TOTAL PRODUCTION KBOE/D LIFTING COST US$/BOE ACTIVITY EVOLUTION NOC - Frac speed (stages/day) 4.7 6.0 n.m. n.m. n.m. 5.3 8.1 Conv. - Intervention Time (hours) (1) 77.5 76.6 65.8 63.6 62.0 60.8 59.3 # of equipment For pulling activities. 19 20 69 STABILIZED PRODUCTION ON THE BACK OF A GRADUAL RESUMPTION IN ACTIVITY 126 123 Shale oil production increased 14% sequentially – mainly on the reopening of wells in Loma Campana – and expanded 11% y/y. Shale and tight gas production remained flat sequentially. Conventional output down 1% q/q and 12% y/y – contraction slowing down as activity is resumed. 01 02 03 -9% +0.4% -37% -19% 40 57

VERY LOW R&M MARGINS BUT RECOVERING ON GROWING DEMAND AND PRICE ADJUSTMENTS

FUELS SALES



Gasoline
Diesel
Jet fuel
Diesel ex. CAMMESA
KM³
3Q20 Q/Q
Gasoline +41%
Diesel +22% (+10% ex. CAMMESA)
Jet Fuel +4%
Y/Y
-18%
-32%
-90%
800
600
400
200
0
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20E

REFINERY UTILIZATION



%
3Q20
Utilization 73%
90%
91%
86%
60%
75%
83%
60%
76%
63%
3Q19
4Q19
1Q20
2Q20
Jul-20
Aug-20
Sep-20
Oct-20E
Utilization - Normalized
Utilization

FUELS BLENDED PRICE VS IMPORT PARITY



YPF's realization price = Import Parity
% Difference
30%
0%
-30%
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20

01 Gradual price adjustments at the pump aiming to, at least, compensate for FX devaluation, accumulating about 12% in Pesos since August.

02 Retail demand for fuels is recovering, with latest data showing further improvements.

03 The Barril Criollo ended at the end of August. Local crude prices negotiated with reference to export parity.

04 Successful maintenance work done in La Plata refinery despite COVID.

ACTIVELY MANAGED OUR LIQUIDITY POSITION TO MITIGATE FX RISK CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) In Millions of US$ Cash and equivalents at the end of 2Q20 converted to US$ using the June 30, 2020 exchange rate of AR$70.36 to US$1.00. Cash and equivalents at the end of 3Q20 converted to US$ using the September 30, 2020 exchange rate of AR$76.08 to US$1.00. Cash & equivalents include Argentine sovereign bonds. Investing activities only includes Acquisitions of property, plant and equipment and intangible assets. Other mainly includes payment of leasing, FX differences and net payments for financial assets. Reduced cash position to mitigate currency exposure and high cost of carry in AR$. Applied excess cash to continue reducing our indebtedness. Large portion of our liquidity in pesos, in compliance with Communication “A” 7030 from the Central Bank. (2) (3)

In July, we completed a market friendly liability management exercise on the 2021 notes reaching an acceptance level of 58.7% (US$587 million). Analyzing the impact and refinancing options considering latest Central Bank regulations. 93% of debt denominated in dollars Average interest rate of 7.5% in US$ and 33.8% in AR$. Average life of 5.8 years (2). Net leverage ratio at 3.7x on reduced EBITDA (3), partially limiting ability to raise new debt due to financial covenants, though having no impact on refinancing needs. MANAGEABLE SHORT-TERM MATURITIES DESPITE TURBULENT MARKET CONDITIONS CONSOLIDATED DEBT AMORTIZATION BY TYPE (1) In Millions of US$ As of September 30, 2020, converted to US$ using the exchange rate of AR$76.08 to US$1.00. Excludes IFRS 16 effects. Refers to YPF on a stand-alone basis. Net debt calculated as total debt less cash & equivalents. Net debt at period end exchange rate of AR$76.08 to US$1.00 and LTM Adj. EBITDA calculated as sum of quarters. 569 159 296 709 119 929 648 778 1,572 2,269 01 02 03 04 05 06

YPF

2020 GUIDANCE

ADJUSTED EBITDA
~US$1.5 Bn

CAPEX
~US$1.5 Bn

PRODUCTION
-10% Y/Y area

2021 OUTLOOK

01 Recovery in profitability to continue as demand further improves, prices at the pump remain relatively stable in dollars, and OPEX efficiencies are consolidated.

02 Higher oil and gas production on more aggressive CAPEX program, with a leaner cost structure.

03 Incremental net debt to support a larger CAPEX program needed to start reverting production decline of past 5 years.

04 Waiting to have medium-term visibility before announcing our multi-year strategic plan.

10

QUESTIONS 3rd QUARTER 2020 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 10, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer